UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar’s Module Lab Takes Part in Intertek Group’s SATELLITETM Program

We, LDK Solar Co., Ltd., have announced that our PV module lab located in Nanchang City, Jiangxi Province, in the People’s Republic of China, has officially taken part in the SATELLITETM Program of Intertek Group, or Intertek. The SATELLITETM Program is a data acceptance program which can help manufacturers reduce compliance costs and decrease time to market for new products. Conducting tests in their own labs and on their own schedule, manufacturers can obtain Intertek’s certifications for their products when the testing results meet all Intertek’s certification requirements. By joining the SATELLITETM Program, our test lab becomes officially recognized by Intertek as a qualified and authorized SATELLITETM laboratory.

Our press release issued on July 25, 2011 is attached hereto as Exhibit 99.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai

Name:	Jack Lai
Title:	Chief Financial Officer

Date: July 25, 2011

Exhibit 99.6

LDK Solar’s Module Lab Takes Part in Intertek Group’s SATELLITETM Program

XINYU CITY, China and SUNNYVALE, Calif., July 25, 2011 – LDK Solar Co., Ltd. (NYSE:LDK), a leading vertically integrated manufacturer of photovoltaic (PV) products, today announced that its PV Module Lab located in Nanchang City, Jiangxi Province, in the People’s Republic of China, has officially taken part in Intertek Group’s SATELLITETM Program, a data acceptance program, which can help manufacturers reduce compliance costs and decrease time to market for new products. By joining the SATELLITETM Program, LDK Solar’s Test Lab becomes officially recognized by Intertek as a qualified and authorized SATELLITETM laboratory.

Intertek developed its SATELLITETM Program in response to the ever increasing market requirements for product certification. Conducting tests in customers’ own labs, on their own schedule, customers obtain Intertek’s market–leading certifications for their products. Under the SATELLITETM Program, customers can choose the level of service that’s right for their compliance and sales goals. When the testing results meet all certification requirements, Intertek will issue the requested certificate, such as ETL based on UL1703 standards. The practice under the SATELLITETM Program can greatly reduce the testing/certification lead time, thus facilitating the timely introduction of new products into the market place.

“We are very pleased to establish this strategic partnership with Intertek”, stated Xiaofeng Peng, Chairman and CEO of LDK Solar. “By joining the SATELLITETM Program, LDK can save time testing modules while streamlining costs. Most importantly, participating in the SATELLITETM Program is another example of LDK Solar’s continued dedication to ensuring module quality and customer satisfaction.”

About Intertek (ITRK.L)

Intertek (ITRK.L) is a leading provider of quality and safety solutions serving a wide range of industries around the world. Intertek people add value to customers’ products and processes, supporting their success in the global marketplace. Intertek supports customers through its network of more than 1,000 laboratories and offices and over 30,000 people in more than 100 countries. For more information please visit www.intertek.com.

About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of PV products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the PV industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

For more information contact:

Lisa Laukkanen

The Blueshirt Group for LDK Solar

lisa@blueshirtgroup.com

+1-415-217-4967

Jack Lai

Executive VP and CFO

LDK Solar Co., Ltd.

IR@ldksolar.com

+1-408-245-8801

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